UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32094 / April 25, 2016

_____

In the Matter of   :
                                                                        :
OHA INVESTMENT CORPORATION   :
OAK HILL ADVISORS, L.P.   :
OHA FUNDING GP, LLC   :
OHA ASSET HOLDINGS GP, LLC   :
OHA ASSET HOLDINGS, LP   :
OHA ASSET HOLDINGS II, LP   :
OHA ASSET HOLDINGS III, LP   :
OHA ASSET HOLDINGS V, LP   :
OHA ASSET HOLDINGS VI, LP   :
OHA FUNDING, LP   :
OHA/OCI INVESTMENTS, LLC   :
OHA NEVADA, LLC   :
OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.   :
OAK HILL CREDIT OPPORTUNITIES FUND, L.P.   :
OHA DIVERSIFIED CREDIT STRATEGIES FUND MASTER, L.P.   :
OHA DIVERSIFIED CREDIT STRATEGIES FUND, L.P.   :
OHA DIVERSIFIED CREDIT STRATEGIES FUND (PARALLEL), L.P.   :
OHA DIVERSIFIED CREDIT STRATEGIES MASTER FUND   :
        (PARALLEL II), L.P.   :
OHA DIVERSIFIED CREDIT STRATEGIES TRACTOR MASTER   :
        FUND, L.P.   :
OHA STRUCTURED PRODUCTS MASTER FUND C, L.P.   :
OHA ASIA CUSTOMIZED CREDIT FUND, L.P.   :
OHA DENMARK CUSTOMIZED CREDIT FUND, L.P.   :
OHA CENTRE STREET PARTNERSHIP, L.P.   :
OHA CUSTOM MULTI-SECTOR CREDIT MASTER FUND, L.P.   :
OHA CUSTOM MULTI-SECTOR CREDIT FUND, LTD.   :
OHA FINLANDIA CREDIT FUND, L.P.   :
OHA STRATEGIC CREDIT MASTER FUND II, L.P.   :
OHA STRATEGIC CREDIT FUND II, L.P.   :
OHA AD CUSTOMIZED CREDIT FUND (INTERNATIONAL), L.P.   :
OHA BCSS SSD, L.P.   :
OHA BCSS SSD, LTD.   :
OHA MPS SSD, L.P.   :
OHA MPS SSD, LTD.   :
                                                                        :
                                                                        :

1114 Avenue of the Americas, 27th Floor   :
New York, NY 10036   :
                                                                           :
                                                                           :
(812-14482)   :
                                                                           :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

OHA Investment Corporation, Oak Hill Advisors, L.P., OHA Funding GP, LLC, OHA Asset Holdings GP, LLC, OHA Asset Holdings, LP, OHA Asset Holdings II, LP, OHA Asset Holdings III, LP, OHA Asset Holdings V, LP, OHA Asset Holdings VI, LP, OHA Funding, LP, OHA/OCI Investments, LLC, OHA Nevada, LLC, Oak Hill Credit Opportunities Master Fund, Ltd., Oak Hill Credit Opportunities Fund, L.P., OHA Diversified Credit Strategies Fund Master, L.P., OHA Diversified Credit Strategies Fund, L.P., OHA Diversified Credit Strategies Fund (Parallel), L.P., OHA Diversified Credit Strategies Master Fund (Parallel II), L.P., OHA Diversified Credit Strategies Tractor Master Fund, L.P., OHA Structured Products Master Fund C, L.P., OHA Asia Customized Credit Fund, L.P., OHA Denmark Customized Credit Fund, L.P., OHA Centre Street Partnership, L.P., OHA Custom Multi-Sector Credit Master Fund, L.P., OHA Custom Multi-Sector Credit Fund, Ltd., OHA Finlandia Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Strategic Credit Fund II, L.P., OHA AD Customized Credit Fund (International), L.P., OHA BCSS SSD, L.P., OHA BCSS SSD, Ltd., OHA MPS SSD, L.P. and OHA MPS SSD, Ltd. filed an application on June 5, 2015 and amendments to the application on October 19, 2015, December 18, 2015, and March 18, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order permits certain business development companies and closed-end management investment companies ("Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On March 30, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32061). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by OHA Investment Corporation, et al. (File No. 812-14482) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary